SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/MF No. 07.526.557/0001-00

NIRE 35.300.368.941

(“Company”)

NOTICE OF CAPITAL INCREASE APPROVED BY THE BOARD OF DIRECTORS

(Pursuant to Exhibit 30-XXXII of Brazilian Securities and Exchange Commission’s Normative Ruling No. 480/09)

The Board of Directors approved and homologated, in a meeting held on March 26, 2018 at 11:00 am, pursuant to the terms of Article 6 of the Company’s Bylaws and Article 168 of Brazilian Law No. 6,404/76, the issuance of new common shares as a result of the exercise, by certain beneficiaries, of options granted under the “First Program for the year of 2013 of the Company’s Stock Option Plan”, approved by the Board of Directors on March 8, 2013, which was assimilated by the Company within the scope of the Stock Option Plan (approved by the Shareholders’ General Meeting held on July 30, 2013), as resolved on the Board of Directors’ Meeting held on July 31, 2013.

a.         Date of approval of the stock option plan by the Shareholders’ General Meeting

The Stock Option Plan was approved by the Shareholders’ General Meeting held on July 30, 2013.

b.         Capital Increase Amount and New Capital Stock

Capital increase amount	BRL 69,388,405.48
New capital stock	BRL 57,710,201,914.77

c.         Amount of issued shares per type and class

3,337,923 new common shares with no par value.

d.         Issuance price of the new shares

Issuance price per share	BRL 20.787898786731

e.         Price for each of the issuer’s types and classes of shares in the respective markets in which the shares are negotiated, identifying:

i.           Lower, average and highest market price on each of the last three (3) years

Price (1)	2017	2016	2015
Lower	15.81	15.19	14.18
Average	18.68	17.55	17.21
Highest	21.73	19.01	18.88

(1)     Historical price adjusted in order to reflect payments of interest on shareholder’s equity, as well as dividend distributions.

ii.    Lower, average and highest price on each quarter of the last two (2) years

Price (1)	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Lower	19.84	17.46	17.15	15.81	15.34	17.68	17.14	15.19
Average	20.61	19.34	18.01	16.84	17.00	18.41	17.80	16.90
Highest	21.73	21.13	19.29	17.79	18.73	19.01	18.46	18.22

(I) Historical price adjusted in order to reflect payments of interest on shareholder’s equity, as well as dividend distributions.

iii.   Lower, average and highest price on each month of the last six (6) months

Price (1)	03/2018 (*) (BRL)	02/2018 (BRL)	01/2018 (BRL)	12/2017 (BRL)	11/2017 (BRL)	10/2017 (BRL)	09/2017 (BRL)
Lower	22.34	21.49	21.53	20.08	19.84	20.33	19.38
Average	23.43	22.08	21.74	20.67	20.15	20.97	20.50
Highest	24.27	22.71	21.96	21.33	20.46	21.73	21.13
(*) Until March 21, 2018.

(1)     Historical price adjusted in order to reflect payments of interest on shareholder’s equity, as well as dividend distributions.

iv.    Average price on the last ninety (90) days

Price (1)	90 days (BRL)
Average	22.26

(1) Historical price adjusted in order to reflect payments of interest on shareholder’s equity, as well as dividend distributions.

f.          Potential dilution percentage arising from the issuance

Dilution percentage	0.02124%

***

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer